

07002574



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2007
803

SEC FILE NUMBER
8- 051600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. HAHN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE 10TH Flr
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALTON, O'SULLIVAN, ROCCAMO, DiMAGGIO CO. PC
(Name – *if individual, state last, first, middle name*)

3606 EAST TREMONT AVE	BRONX	NY	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nicholas Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. HAHN & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTHONY L. ROCCAMO
Notary Public, State of New York
No. 02RO4999404
Qualified in Bronx County
Commission Expires July 20, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN AND CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

N. HAHN AND CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2006

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants



Independent Auditor's Report

Board of Directors
N. Hahn and Co., Inc.:

We have audited the accompanying statement of financial condition of N. Hahn and Co., Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of N. Hahn and Co., Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walton, O'Sullivan, Roccamo, DiMaggio and Co., P.C.

Walton, O'Sullivan, Roccamo, DiMaggio and Company P.C
Bronx, New York
February 26, 2007

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

N. HAHN AND CO., INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2006

Assets:	
Current Assets:	
Cash and cash equivalents	$ 31,393
Total Current Assets	31,393
Investments	5,265
Furniture and equipment, net of (3,160) accumulated depreciation (Note 3)	-
Total Assets	36,658
Liabilities and Stockholder's Equity:	
Current Liabilities:	
Accounts payable	$ 596
Payroll taxes payable	1,401
Corporate taxes payable	2,044
Total Current Liabilities	4,041
Total Liabilities	4,041
Stockholder's Equity:	
Capital Stock	150
Paid In Capital	6,000
Retained Earnings	26,467
Total Stockholder's Equity	32,617
Total Liabilities and Stockholders Equity	$ 36,658

The accompanying notes are an integral part of theses financial statements

N. HAHN AND CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Service Fees	$ 176,547	
Dividend Income	1,229	
Interest Income	29	
Rebates Earned	332	
Reimbursed Expenses	2,309	
Total Revenue		$ 180,446
Expenses:		
Payroll	52,000	
Payroll Taxes	4,807	
Employee Benefits	420	
Business Development	7,881	
Licenses and Permits	975	
Rent	17,365	
Telephone	5,901	
Professional Fees	1,157	
Professional Development	791	
Travel	1,753	
Entertainment	756	
Insurance	5,284	
Dues and Subscriptions	4,456	
Bank Charges	317	
Postage & Delivery	1,316	
Office Supplies	4,588	
Total Expenses		109,767
Income (Loss) Before Income Taxes		70,679
Income Taxes		(6,230)
Net Income (Loss)		$ 64,449

The accompanying notes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2006

Balances at January 1, 2006	$	25,152
Net Income		64,449
Distributions to shareholders		(56,984)
Balance at December 31, 2006	$	32,617

The accompanying notes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDING DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$ -
Increases:	
Secured demand note collateral agreements	-
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net Income	$	64,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		-
Changes in current operating items:		
Prepaid expenses		417
Accounts payable		146
Payroll taxes payable		1,263
Corporate taxes payable		2,044
Net cash provided by operating activities		68,319
Cash flows from investing activities:		
Increase in investments		(1,600)
Net cash provided by investing activities		(1,600)
Cash flows from financing activities:		
Distributions to shareholders		(56,984)
Net cash provided by financing activities		(56,984)
Net increase in cash and cash equivalents		9,735
Cash and cash equivalents - beginning of year		21,658
Cash and cash equivalents - end of year	$	31,393
Supplemental cash flows disclosures:		
Income tax payments	$	4,186

The accompanying notes are an integral part of these financial statements

N. HAHN AND CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Organization:

N. Hahn and Co., Inc. provides investment banking services. It is a New York corporation formed on January 6ht, 1998, and it reports the results of its operations on a calendar year basis. N. Hahn and Co., Inc. has elected "S" corporation status effective January 1st, 1999.

Note 2 - Summary of Significant Accounting Policies:

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

A. Principles of Accounting:

The financial statements have been prepared on the accrual basis of accounting.

B. Furniture and Equipment:

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

C. Income Taxes:

The corporation is not required to pay corporation-level tax on its earnings, except to New York City, which does not recognize "S" corporations. Rather, items of income, loss, gains and deductions pass through to be reported on the shareholder's personal income tax returns

D. Investments:

During 2000, NASD members such as the corporation were invited to purchase equity through two separate placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00. The corporation later in 2000 purchased warrants for an additional $1,400.00. Finally, in 2006 the corporation invested an additional $1,600.00 for a total investment of $5,200.00. These holdings are not readily marketable and are thus not carried as current assets on the corporation's Statement of Financial Condition. The Corporation owns 1.064 shares of Johnson & Johnson common stock in a Dividend Re-Investment Plan as of December 31st, 2006. Its basis in that one share is $65; its market value is $72.

N. HAHN AND CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

E. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows N. Hahn and Co., Inc. considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

G. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $27,352.00, which was $22,352.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio was .15 to 1.

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants



Board of Directors
N. Hahn and Co., Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of N. Hahn & Co., Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walton, O'Sullivan, Roccamo, DiMaggio and Co., P.C.

Walton, O'Sullivan, Roccamo, DiMaggio and Company P.C
Bronx, New York
February 26, 2007

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants



Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
N. Hahn and Co., Inc.:

We have audited the accompanying financial statements of N. Hahn and Co., Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 26, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walton, O'Sullivan, Roccamo, DiMaggio and Co., P.C

Walton, O'Sullivan, Roccamo, DiMaggio and Company P.C
Bronx, New York
February 26, 2007

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

SCHEDULE I

N. HAHN AND CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Net Capital			
Total stockholders' equity		$	32,617
Add:			
Subordinated borrowings allowable in computation of net capital	-		
Other (deductions) or allowable credits-deferred income taxes payable	-		
Total capital and allowable subordinated borrowings			32,617
Deductions and/or charges:			
Nonallowable assets:			
Investments	(5,265)		
Furniture, equipment, and leasehold improvements, net	-		
Total Other deductions and/or charges			(5,265)
Net capital before haircuts on securities positions (tentative net capital)			27,352
Haircuts on securities			
Contractual securities commitments	-		
State and municipal government obligations	-		
Stocks and warrants	-		
Undue concentrations	-		
Total Haircuts on securties			-
Net Capital			27,352
Aggregate indebtedness			
Other accounts payable and accrued expenses	4,041		
Total aggregate indebtedness	4,041		
Computation of basic net capital requirement			
Minimum net capital required			5,000
Excess net capital at 1,500 percent			22,352
Excess net capital at 1,000 percent			26,948
Ratio: Aggregate indebtedness to net capital			.15 to 1

The accompanying notes are an integral part of these financial statements

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants



Board of Directors
N. Hahn and Co., Inc.
230 Park Avenue
New York, N.Y. 10169

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 26, 2006 a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are no material differences between the two, then a statement saying as much would suffice.

Our calculations of the audited net capital were equal to your unaudited net capital calculation both totaled $27,352.00. Thus, there are no differences at all between your calculations and ours.

Walton, O'Sullivan, Roccamo, DiMaggio and Co., P.C.

Walton, O'Sullivan, Roccamo, DiMaggio Co. PC
Bronx, New York
February 26, 2007

END

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com